[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 8, 2022

Via EDGAR

Abby Adams
Christine Westbrook
Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Garden SpinCo Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed on May 5, 2022 File No. 333-263669

Dear Ms. Adams and Ms. Westbrook:

On behalf of our client, Garden SpinCo Corporation (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated May 27, 2022, regarding Amendment No. 1 to the Company’s registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission on May 5, 2022.  In connection with this letter responding to the Staff’s comments, the Company is today filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  To the extent that comments to the Registration Statement are applicable to disclosure in the amended registration statement on Form S-4 (Reg. No. 333-263667) filed by Neogen Corporation (“Neogen”) on May 5, 2022 or the revised Preliminary Proxy Statement on Schedule 14A filed by Neogen on May 6, 2022, Neogen will revise such documents accordingly and is filing them via EDGAR substantially concurrently to the submission of Amendment No. 2.

For your convenience, the Staff’s comments are set forth in bold, followed by the response on behalf of the Company.  All page references in the response set forth below refer to pages of Amendment No. 2.

Summary, page 20

1.
We note the added disclosure in response to comment 6. Please expand the brief summary of the food safety business to provide additional detail about the type of products falling under the “food safety solution” umbrella.

Response:   In response to the Staff’s comment, the Company has revised its disclosure on page 27 of Amendment No. 2.

Summary Risk Factors, page 37

2.
We reissue comment 9. Please revise the summary risk factor to briefly explain the risks associated with the fact that Neogen is acquiring a “global leading company,” but only acquiring a subset of the resources that are currently used to run those aspects of the company, pursuant to transition agreements that have not been finalized and may not provide ongoing robust support, as outlined in the risk factors now on pages 61-62.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 37 of Amendment No. 2

Intellectual Property, page 88

3.
We reissue comment 13. Our comment allowed for disclosure on a patent-family basis, rather than for individual patents. Please revise to provide the information in table form by patent family, as the pie graphs do not adequately show, for example, which product categories are covered by issued or pending patents and in which jurisdiction(s) and related expiry.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 95 through 99 of Amendment No. 2.

Regulatory Considerations, page 89

4.	We reissue comment 15. Please expand this section to describe the material governmental regulations governing the food safety business. Refer to Item 101(c)(2)(i) of Regulation S-K.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 99 through 100 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information Of Neogen and The Food Safety Business, page 92

5.
We note on page 228 that 3M’s Quarterly Report on Form 10-Q filed with the SEC on April 26, 2022 has been incorporated by reference. Accordingly, please update your filing to include the combined financial statements for the Food Safety Business as of March 31, 2022 or tell us your basis for not providing these financial statements citing authoritative literature. In addition, please update your Pro Forma Financial Statements to include the historical financial information for the Food Safety Business as of March 31, 2022, or tell us your basis as to why an update is not required. Refer to Article 11-02(c) of Regulation S-X.

Response:   The Company confirms that Amendment No. 2 has been updated to include the combined financial statements for the Food Safety Business as of March 31, 2022, with a corresponding update to the Pro Forma Financial Statements.

6.
You disclose on page 118 that on or around the effective time of the Merger, 3M and Neogen will complete the sale of certain assets and liabilities of the Food Safety Business directly from certain subsidiaries of 3M to certain subsidiaries of Neogen for cash in lieu of such assets and liabilities being transferred to Garden SpinCo in connection with the Contribution. Please more fully describe what these certain assets and liabilities are and what relationship they have with the Food Safety Business as it was historically managed and operated. Also, tell us whether these assets and liabilities are included in the historical financial statements of the Food Safety Business and the reasons why or why not and how, if at all, they are depicted in the pro forma financial information.

Response:   The Company respectfully advises the Staff that the assets and liabilities that Neogen and its subsidiaries will acquire under the Asset Purchase Agreement are assets and liabilities in certain jurisdictions that have historically formed a part of the Food Safety Business, including, among other things, intellectual property assets, tangible property and contracts related to the Food Safety Business, and that are included in the historical combined financial statements of the Food Safety Business included in the Registration Statement as well as in the unaudited pro forma financial information set forth therein.

3M and Neogen elected to effect the transfer of the assets and liabilities in these jurisdictions directly between the parties (or their subsidiaries) rather than by way of the Contribution for reasons related to transaction structuring and execution considerations. However, the scope, nature, and extent of the categories of assets and liabilities being conveyed directly from certain subsidiaries of 3M to certain subsidiaries of Neogen under the Asset Purchase Agreement are consistent with the scope of assets and liabilities related to the Food Safety Business that are being transferred under the Contribution in various other jurisdictions.

The assets and liabilities that will be transferred under the Asset Purchase Agreement have historically been managed and operated by the Food Safety Business consistent with the assets and liabilities that will be conveyed by way of the Contribution under the Separation Agreement. The transfer of assets and liabilities under the Asset Purchase Agreement form part of the same series of transactions contemplated by the Separation Agreement and the Merger Agreement in order to transfer the applicable assets and liabilities of the Food Safety Business to Neogen in their entirety. The transfer of assets and liabilities under the Asset Purchase Agreement will occur immediately following the Merger and is conditioned only on the prior occurrence of the Reorganization and Distribution and the Merger (as well as the absence of any legal restraints). As a result, upon the consummation of the transactions, Neogen will, directly or indirectly, acquire or assume the entire agreed-upon scope of assets and liabilities that comprise the Food Safety Business. Similarly, if the transactions contemplated by the Merger Agreement and Separation Agreement are not consummated, Neogen will not acquire any assets or assume any liabilities under the Asset Purchase Agreement.

The Company respectfully confirms that the assets and liabilities that are to be conveyed pursuant to the Asset Purchase Agreement are included in the historical combined financial statements of the Food Safety Business as well as the pro forma financial information for the combined company (both by virtue of such assets and liabilities being included in the historical financial statements of the Food Safety Business or (as in the case of identified intangible assets) as a preliminary purchase price accounting adjustment)  included in Amendment No. 2 (and have previously been included in the historical combined financial statements and pro forma financial information included in prior filings of the Registration Statement).

The Company respectfully notes for the Staff the statement on page 14 of Amendment No. 2 that the assets and liabilities to be transferred pursuant to the Asset Purchase Agreement are included within the Food Safety Business’s combined financial statements included in the Registration Statement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 31, 189 and 196 of Amendment No. 2.

7.
In order to help us further evaluate your pro forma financial information, please analyze for us whether the transition arrangements described beginning on page 194 and the other four agreements described beginning on page 193 are required to be given pro forma effect pursuant to Rule 11-01 of Regulation S-X. In your response, please clarify how that pro forma effect would be computed.

Response:  The Company respectfully advises the Staff that the Company and Neogen have considered whether the transition arrangements or other agreements identified by the Staff are required to be given pro forma effect pursuant to Rule 11-01 of Regulation S-X and have concluded that, other than with respect to the Transition Contract Manufacturing Agreement, no such effect is required or appropriate, as further described below.  The Company has reflected in pages 105 through 107 and 117 of Amendment No. 2 updates to the pro forma financial information to reflect the service fee owed under the Transaction Contract Manufacturing Agreement, as further described below.

With respect to the transition arrangements described beginning on page 204 of the Registration Statement, the Company supplementally advises the Staff as follows:

•
Transition Services Agreement.  The amounts that will be payable for 3M’s services under this agreement approximate business support costs, including finance and accounting, IT and other services, that are currently allocated from 3M to the Food Safety Business. These costs have already been included in the historical financial statements of the Food Safety Business. As a result, no further adjustments to the pro forma financial information are necessary.

•
Transition Distribution Services Agreement. The fees that will be payable under this agreement approximate the costs of services to support customer orders, inventory management and global distribution of products that are currently provided by 3M to the Food Safety Business. 3M currently allocates the cost of such services from 3M to the Food Safety Business, and these costs have already been included in the historical financial statements of the Food Safety Business. As a result, no further adjustments to the pro forma financial information are necessary.

•
Transition Contract Manufacturing Agreement.  This agreement provides that 3M will provide contract manufacturing services for certain products to Neogen, commencing upon Closing.  There is no corresponding cost allocated from 3M to the Food Safety Business as manufacturing activities are currently performed by the Food Safety Business, and the applicable service fee is not otherwise reflected in the historical financial statements of the Food Safety Business. The Company has updated the disclosure on pages 105 through 107 and 117 of Amendment No. 2  to reflect a transaction accounting adjustment to increase cost of goods sold for the nine months ended February 28, 2022 and for the year ended May 31, 2021 by $7.9 million and $7.6 million, respectively.  The adjustments have been determined based on the terms of the Transition Contract Manufacturing Agreement by applying the applicable mark-up for the fee to the cost of goods sold at the manufacturing locations that will be covered by the Transition Contract Manufacturing Agreement.

With respect to the other agreements described beginning on page 203 of the Registration Statement, the Company respectfully advises the Staff that these arrangements either do not involve the payment of any charges or fees, consistent with historical practice with respect to the Food Safety Business as part of 3M, provide for payment of charges that approximate costs that are already reflected in the historical financial information of the Food Safety Business, or relate to arrangements for which adjustments are not required to be reflected under Rule 11-01 of Regulation S-X:

•
Intellectual Property Cross-License Agreement.  This agreement will not involve the payment of any fees or charges to, or by, Neogen following the Closing, and the Food Safety Business has not incurred any fees or charges related to the intellectual property licenses that are the subject of this agreement with respect to the periods set forth in the historical financial statements of the Food Safety Business.  Accordingly, the Company believes that this agreement is not required to be given pro forma effect.

•
Trademark Transitional License Agreement.  This agreement will not involve the payment of any fees or charges to, or by, Neogen following the Closing, and the Food Safety Business has not incurred any fees or charges related to the intellectual property licenses that are the subject of this agreement with respect to the periods set forth in the historical financial statements of the Food Safety Business.  Accordingly, the Company believes that this agreement is not required to be given pro forma effect.

•
Clean-TraceTM Distribution Agreement.  This agreement provides for Garden SpinCo (which will be a subsidiary of Neogen) to manufacture and supply certain products to 3M following the Closing, and for 3M to distribute and resell such products (on a non-exclusive basis) for use in certain healthcare applications or to certain existing customers of 3M’s other divisions (other than the Food Safety Business) pursuant to existing contracts. The Company and Neogen have reviewed the agreement and determined that a pro forma adjustment under Article 11 of Regulation S-X is not appropriate. In making such determination, the Company and Neogen considered that (i) 3M will not be required to purchase any products from the Company pursuant to the agreement and any products ultimately purchased under the agreement will be contingent on the execution of purchase orders by 3M, (ii) that the amount of any revenue that may be received by Neogen for products sold under the agreement will be dependent on the volume and type of products that will ultimately be purchased for resale by 3M, and (iii) to the extent that 3M sells any products purchased under the agreement to any end customer, the amount of the distribution fee that the Company will be required to pay to 3M will be determined based on the weighted average sales price for the types of products that are ultimately sold, which prices have not yet been determined. Based on these factors, including that (x) the actual volume and type of products that will be sold under the agreement is uncertain and contingent on the execution of purchase orders by 3M (and the Company and Neogen are unable to estimate such volume as it will be based, in part, on 3M’s level of participation in its businesses unrelated to the Food Safety Business going forward) and (y) the applicable sales prices for such products (which will factor into any distribution fee payable to 3M) has not yet been determined, the consideration to be exchanged under the agreement, including any distribution fee payable to 3M, is not readily determinable and a pro forma adjustment for the agreement under Article 11 of Regulation S-X would not be appropriate as any such pro forma adjustment is not factually supportable.  Garden SpinCo, Neogen, and 3M do not anticipate that the information necessary to make a pro forma adjustment will be available prior to Closing.

•
Real Estate License Agreement.  The amounts that will be payable under this agreement approximate costs that are currently allocated from 3M to the Food Safety Business for office and laboratory space usage.  These costs have been appropriately disclosed and classified as related party transactions in the historical financial statements of the Food Safety Business and so no further adjustments to the pro forma financial information are required or appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Food Safety Business

Overview, page 110

8.
We note the response to comment 20 and the revised disclosure concerning the impact of the pandemic, inflation, and other factors as of December 31, 2021. We reissue the comment. We note, for example, that the Food Safety Business has reported financial information for the period ended March 31, 2022. Revise to update this information.

Response:   In response to the Staff’s comment, the Company has revised its disclosure on pages 120 through 126 of Amendment No. 2 and has included an updated Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Food Safety Business to reflect the quarter ended March 31, 2022.

9.
We note the response to comment 21 and the revised disclosure in the risk factor on page 62. Provide this added disclosure in the Summary, where you address Information About the Food Safety Business, and in the Summary Risk Factors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 27 and 37 of Amendment No. 2.

Results of Operations, page 111

10.
We note your revised disclosure in response to comment 14. Further revise the discussion of research and development expenses here to provide meaningful disclosure regarding the changes from 2020 to 2021. Revise the references to “customer-facing application engineers,” “disruptive automation technologies enabling integrated solutions” and the generic description “integrated solutions still under development” to provide context or further explanation.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 123 of Amendment No. 2.

*          *          *          *          *          *

If you have any questions concerning the Registration Statement or require any additional information, please do not hesitate to contact me at (212) 403-1172 or JELevine@wlrk.com or my colleague Steve Rosenblum at (212) 403-1221 or SARosenblum@WLRK.com.

Sincerely yours,

/s/ Jenna E. Levine
Jenna E. Levine

cc:
Mojdeh Poul, Garden SpinCo Corporation
Kevin Rhodes, Garden SpinCo Corporation
Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz
Amy M. Rocklin, Neogen Corporation
Michael J. Aiello, Weil, Gotshal & Manges LLP
Eoghan P. Keenan, Weil, Gotshal & Manges LLP
Michelle A. Sargent, Weil, Gotshal & Manges LLP